[PGS LOGO]                                                          NEWS RELEASE
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FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
SVERRE STRANDENES, SVP Corporate Communications                    JULY 29, 2003
DAG W. REYNOLDS, Director European IR
Phone:  +47 6752 6400
SUZANNE M. MCLEOD, U.S. IR
Phone:  +1 281-589-7935

                          PGS COMMENCES U.S. CHAPTER 11
                    CASE WITH SUPPORT OF MAJOR CREDITORS AND
                        CERTAIN SIGNIFICANT SHAREHOLDERS

JULY 29, 2003: OSLO, NORWAY; HOUSTON, TEXAS - Petroleum Geo-Services ASA ("PGS"
or the "Company") (OSE: PGS; OTC: PGOGY) announced today that as the next step in its ongoing restructuring efforts, the Company voluntarily filed a petition for protection under Chapter 11 of the United States Bankruptcy Code in the U.S.
Bankruptcy Court for the Southern District of New York (the "Court").

This filing is an important development in the restructuring process which, as previously announced on June 18, 2003, is intended to, among other things, maximize recovery to stakeholders of the Company and provide a solid capital structure, aligned with projected future cash flows, that can support the
Company's future business development. This filing follows a previously announced agreement with a majority of both the Company's banks and bondholders and its largest shareholders whereby they have agreed to support the Company's
Plan of Reorganization (the "Plan") in the Chapter 11 case.

This case will be at the parent company (PGS ASA) level only and will not involve the Company's operating subsidiaries, which will continue full operations, leaving current and future customers, lessors, vendors, employees and subsidiary creditors unaffected. It is intended that none of the Company's subsidiaries would be involved in a Chapter 11 case.

As previously announced, the proposed restructuring involves a restructuring of the PGS Group's total debt to a sustainable level, from approximately US$2.5 billion to approximately US$1.3 billion. This is achieved through conversion of the existing bank and bond debt into new debt and a majority of PGS's post-restructuring equity.

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Petroleum Geo-Services ASA     Phone: +1 281-589-7935
16010 Barker's Point Lane      Fax:   +1 281-589-1482
Suite 600
Houston, TX 77079, USA

Petroleum Geo-Services ASA     Phone:  +47 6752 6400
PGS-House                        Fax:  +47 6753 6883
Strandveien 4
N-1366 Lysaker, Norway

The Company also filed the Plan with the Court, which reflects the previously announced terms of the restructuring. In summary, the major terms of the Plan are as follows:

     o    PGS's US$2,140 million senior unsecured creditors ("Affected
          Creditors"), comprising US$680 million of bank debt and US$1,460 million of bond debt, would be entitled to select between two alternative recovery packages, one consisting of a senior unsecured term loan facility and the other consisting of a combination of unsecured notes and 91% of PGS post-restructuring equity, to be reduced to 61% after PGS shareholders acquire 30% of the total post-restructuring shares for US$85 million. Both recovery packages would be entitled to cash in excess of US$50 million, as further defined in the Plan.

     o    Creditors of the PGS Group other than the Affected Creditors and holders of PGS Trust I Trust Preferreds ("Trust Preferreds") would not be affected by the restructuring and would retain their existing claims upon completion of the restructuring.

     o    Holders of Trust Preferreds would be given 5% of PGS's
          post-restructuring equity.

     o    Existing shareholders would be given 4% of PGS's post-restructuring equity and the right to acquire shares on the terms set forth above to reach 34% of the equity, underwritten by three of PGS's major shareholders, Umoe AS (US$60 million), CGG (US$22 million) and TS
          Industri Invest (US$3 million).

     o    Under the Plan, PGS would have the right to establish a US$70 million secured working capital facility and a US$40m bonding facility.

In connection with the filing of the Plan, the Company also filed with the Court a related disclosure statement (the "Disclosure Statement") that includes, among other things, background information regarding the Company and the circumstances giving rise to its Chapter 11 filing, a description of the terms and conditions of the Plan (including the treatment proposed for holders of claims and interests) and relevant valuation analyses and financial projections which are updated from the analyses and projections previously disclosed on June 18, 2003.
The Company has also submitted the Plan, Disclosure Statement and a draft prospectus with the Oslo Stock Exchange. PGS intends to make available copies of the filing documents on its website at www.pgs.com.

The Company intends for the restructuring to be completed before the year-end
2003, following Court approval of disclosure materials and creditor and shareholder approval.

                                      ****

         Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services.
PGS provides a broad range of seismic- and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSO's). PGS operates on a worldwide basis with headquarters in Oslo, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

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         The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements, including statements relating to the Company's business plan and expected liquidity in the future, are based on various assumptions and analyses made by the Company, including the assumption that all material contracts (including FPSO contracts and subsidiary financing arrangements) will be unaffected by the implementation and consummation of the Restructuring, based on the Company's experience and its perception of historical and future trends, on the terms of the proposed
Restructuring, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company. Such forward-looking statements are also subject to the risk that the Restructuring described above may not be consummated and certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the
Company's actual results may differ materially from those indicated in or implied by such forward-looking statements.

         This announcement does not constitute an offer of any securities for sale. Any securities issuable in the Restructuring have not been registered under the Securities Act of 1933 and may not be offered or sold in the United
States absent registration under such act or an applicable exemption from registration requirements.

                                     --END--

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